

February 28, 2014

Via E-mail
Mr. Sardar Biglari
Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257

> Re: **Cracker Barrel Old Country Store, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed by Biglari Capital Corp. et al.**
>   **Filed February 21, 2013**
>   **File No. 001-25225**

Dear Mr. Biglari:

We have reviewed your filing and have the following comments.

General

1.   Mark your preliminary proxy statement and form of proxy "preliminary copies."

Background of the Solicitation, page 4

2.   Please describe any material elements of the discussion between representatives of Biglari Capital and Cracker Barrel on January 26, 2014.

Proposal No. 2, page 9

3.   We note the statement that you firmly believe that strong backing from your fellow shareholders on proposal no. 2 would provide a compelling impetus for the contemplated amendment. Rule 14a-9 requires a reasonable and factual basis for this belief, and support for this belief must be self-evident, disclosed in the proxy materials or provided to the staff in a supplemental response. Please provide support for this statement that a non-binding vote by perhaps as little as 20% of the shareholders of a single Tennessee corporation could provide a compelling impetus for such an amendment.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Michael R. Neidell, Esq.
        Olshan Frome Wolosky LLP